Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 6 DATED JANUARY 18, 2017
TO THE PROSPECTUS DATED JULY 25, 2016

This document supplements, and should be read in conjunction with, our prospectus dated July 25, 2016, as supplemented by Supplement No. 4, dated November 29, 2016, and Supplement No. 5, dated January 4, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of Reflections on Sweetwater Apartments, a residential property located in Lawrenceville, Georiga.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, consisting of Class A common shares, Class R common shares and Class T common shares. As of January 12, 2017, we had received and accepted investors’ subscriptions for and issued 1,292,913 shares of our Class A common stock, 105,730 shares of our Class R common stock and 960,612 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $56,972,326, including $410,524 in shares issued pursuant to our distribution reinvestment plan.

As of January 12, 2017, approximately 39,346,903 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.

Our Acquisition of Reflections on Sweetwater Apartments
On January 12, 2017, we acquired a fee simple interest in a 280-unit multifamily residential community located in Lawrenceville, Georgia, known as Reflections on Sweetwater Apartments, or the Sweetwater property, through STAR III Sweetwater, LLC, or STAR III Sweetwater, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Sweetwater acquired the Sweetwater property from a third-party seller for an aggregate purchase price of $32,400,000, exclusive of closing costs. STAR III Sweetwater financed the purchase price for the Sweetwater property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $23,000,000 from Berkeley Point Capital LLC, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae delegated underwriting and servicing program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Sweetwater loan.” For additional information on the terms of the Sweetwater loan, see “—Sweetwater Loan” below.
An acquisition fee of approximately $699,000 was earned by our advisor in connection with the acquisition of the Sweetwater property.
Description of the Property
The Sweetwater property has 280 apartment homes and was constructed in 1996. The Sweetwater property is comprised of 11 three- and four-story apartment buildings and is situated on an approximately 18-acre site. The Sweetwater property consists of one-, two- and three-bedroom apartment homes averaging 933 square feet per unit with an average monthly rent of $965. Apartment amenities at the Sweetwater property include 9-foot ceilings, washer/dryer connections, faux granite countertops, crown molding, built-in bookshelves, breakfast bars, ceiling fans and private balconies or patios. Property amenities at the Sweetwater property include a resort-style pool with a spacious sundeck, a 24-hour fitness center, a playground, a clubhouse with resident lounge, outdoor BBQ grills, a business center, a lighted tennis court, a walking trail, an on-site lake, a car-washing station

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and detached garage parking. Occupancy at the Sweetwater property was approximately 95.7% as of January 10, 2017. We believe the Sweetwater property is adequately insured.
Sweetwater Loan
In connection with the acquisition of the Sweetwater property, STAR III Sweetwater borrowed $23,000,000 from the lender pursuant to the Sweetwater loan. The Sweetwater loan has a 120-month term with a maturity date of February 1, 2027. STAR III Sweetwater paid a loan origination fee of $160,000 to the lender in connection with the Sweetwater loan.
Interest on the outstanding principal balance of the Sweetwater loan accrues at an initial rate of 3.225%, and an initial monthly debt service payment of $57,692 is due and payable on March 1, 2017. Beginning March 1, 2017 and continuing until the maturity date, interest on the outstanding principal balance of the Sweetwater loan will accrue at the one-month London Interbank Offered Rate (LIBOR) plus 2.46%, and is due and payable on the first day of each month, as further described in the Sweetwater loan documents. Commencing on March 1, 2022, in addition to the monthly interest payment, a monthly payment of principal in the amount of $33,084 is due and payable on the first day of each month until the maturity date. The entire outstanding principal balance and any accrued interest on the Sweetwater loan is due and payable in full on the maturity date.
STAR III Sweetwater may voluntarily prepay all of the unpaid principal balance of the Sweetwater loan and all accrued interest thereon and other sums due to the lender under the Sweetwater loan documents following the first year of the Sweetwater loan, provided that STAR III Sweetwater provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Sweetwater loan.
The performance of the obligations of STAR III Sweetwater under the Sweetwater loan is secured by a Multifamily Deed to Secure Debt, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Sweetwater property. Additionally, pursuant to an Assignment of Management Agreement, STAR III Sweetwater assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Sweetwater loan documents.
STAR III Sweetwater entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR III Sweetwater agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Sweetwater property or any other property from which hazardous materials derived or allegedly derived from the Sweetwater property, (2) any actual or alleged violation of any environmental laws applicable to the Sweetwater property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR III Sweetwater, (4) any failure by STAR III Sweetwater to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Sweetwater is personally liable under the Sweetwater loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.
Management of Property
On the closing date of the acquisition of the Sweetwater property, STAR III Sweetwater and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement under which the property manager serves as the exclusive manager and leasing agent of the Sweetwater property. Pursuant to the Property Management Agreement, STAR III Sweetwater pays the property manager a monthly management fee in an amount equal to 3% of the Sweetwater property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days prior written notice of its desire to terminate the Property Management Agreement. STAR III Sweetwater may terminate the Property Management Agreement at any time upon 30-days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Sweetwater without cause, STAR III Sweetwater will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination; provided, however, the lender may request termination of the Property Management Agreement without payment of any penalty or termination fee.

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STAR III Sweetwater also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Sweetwater property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovations, STAR III Sweetwater will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days prior written notice to the other party.

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